FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

July, 2013

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

PRESS RELEASE 1H 2013

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2013

Highlights for the Period

Summary

➢     Earnings attributable to Endesa Chile’s shareholders amounted to Ch$ 100,115 million as of June 2013, decreasing by 1.3% when compared to June 2012, due to a higher tax accrual of Ch$ 9,280 million and an increased net interest expense of Ch$ 9,673 million, both effects in Chile.

➢     Operating revenues decreased by 9.9% as of June 2013, reaching Ch$ 1,015,797 million as a result of lower average energy sales price, mainly related to less contracts indexed to marginal cost in Chile, lower physical sales mainly in Argentina and Chile, and the one-time extraordinary income booked in March 2012 due to the agreement between Endesa Chile and CMPC (Ch$ 29,217 million).

➢     Procurement and services costs primarily decreased by 21.6% to reach Ch$ 532,591 million, mainly due to lower fuel costs in most of the countries, lower energy purchases in Chile due to higher thermal generation related to the commissioning of Bocamina II power plant, and lower transportation costs specially in Chile.

➢     The aforementioned led to a 9.6% increase in EBITDA, which totaled Ch$ 382,396 million as of June 2013.

➢     Consolidated energy generation decreased by 5.5% reaching 24,041 GWh, primarily due to lower generation in Argentina, which was partly offset by a 0.9% growth in generation in Chile due to the commissioning of Bocamina II plant.

➢     Net financial expense reached Ch$ 65,557 million, decreasing by 5.2% mainly due to the foreign exchange rate variations, which changed from a loss of Ch$ 3,829 million as of June 2012 to a gain of Ch$ 803 million as of June 2013.

➢     Share of Profits of Associates decreased by 4.6% to Ch$ 59,655 million, mainly due to a lower result in GasAtacama as of June 2013.

Performance by country

➢     In Chile, EBITDA increased by 15.5%, equivalent to a change of Ch$ 13,397 million, mainly explained by lower fuel costs of Ch$ 55,349 million due to lower LNG price and higher coal generation, lower energy purchases of Ch$ 49,204 million mainly due to higher thermal generation due to the Bocamina II power plant commissioning (+1,202 GWh), coupled with lower transportation costs of Ch$ 17,790 million.

➢     In Colombia, EBITDA grew by 11.4%, equivalent to an increase of Ch$ 20,253 million, mainly due to higher revenues of Ch$ 38,348 million due to a 10.6% increase in the average energy sales price in Chilean pesos due to a higher energy spot price and a 3.2% rise in physical sales.

PRESS RELEASE 1H 2013

➢    In Peru, EBITDA remained stable totaling Ch$ 71,770 million as a result of lower physical sales and reduced average energy sales price in pesos due to a lower energy spot price, coupled with lower fuel costs of Ch$ 5,577 million as a result of lower thermal generation related to the reduced availability of Santa Rosa thermal units, and to lower energy purchases costs of Ch$ 5,753 million.

➢    In Argentina, EBITDA declined by 1.3%, equivalent to a variation of Ch$ 167 million, mainly owing to lower revenues in Endesa Costanera of Ch$ 24,903 million due to lower thermal generation as a consequence of scheduled maintenances, coupled with lower revenues in El Chocón of Ch$ 7,717 million as a result of a lower hydro generation as a result of the lower levels of the reservoirs.

FINANCIAL SUMMARY

➢    Consolidated debt amounted to US$ 3,956 million as of June 30, 2013, 1.3% higher than the same period in 2012.

➢    Average interest rate decreased from 8.1% to 7.6%, mainly due to lower level of inflation growth.

➢    The financial expenses coverage ratio increased from 4.34 to 5.36 times owing to the EBITDA increase and lower financial expenses in Peru as of June 2013.

➢    Liquidity, a key factor for our financial management, continues to show a solid position on a consolidated basis, as shown below:

•          Committed credit lines: US$ 494 million available in the local and international markets.

•          Uncommitted credit lines: US$ 425 million available in the capital markets in which we operate.

•          Cash and cash equivalents: US$ 315 million.

➢    Coverage and protection:

Endesa Chile, both at the parent and subsidiary levels, seeks to maintain a balance in its debt structure to reduce the impact of volatile interest rates on financial results and also maintain a balance between dollar-indexed flows and assets and liabilities in that currency. For this reason, the Company uses hedging instruments to protect the cash flows from risk arising from fluctuations in exchange and interest rates. The following is a detail of the derivative instruments used as of June 30, 2013:

•          Interest-rate swaps from variable to fixed rates for US$ 258 million.

•          Cross-currency swaps for US$ 404 million (UF/US$ partial coverage for Chilean bonds) and forwards for US$ 288 million, in order to reduce exchange rate risk.

These instruments are constantly evaluated and adjusted according to relevant macroeconomic variables, in order to obtain more efficient protection levels.

PRESS RELEASE 1H 2013

Market Summary

➢    During the period from July 2012 to June 2013, the Chilean Stock Exchange’s index for the most important 40 shares, “IPSA”, showed a decrease of 8.4%. South American markets where the company operates recorded mixed performance: BOVESPA (Brazil): -13.2%; Merval (Argentina): 25.6%; COLCAP (Colombia): -1.5%, and ISBVL (Peru) : -21.0%. In Europe, the main Stock Exchanges showed a positive performance over the last 12 months: IBEX: 9.0%, UKX: 10.2% and FTSE 250: 24.4%. On the other hand, the U.S. market performed positively in line with its economic recovery: S&P 500: 17.6% and Dow Jones Industrial: 15.8% (all yields measured in local currency).

➢    The share price of Endesa Chile in the local market showed a decrease of 11.5% over the past 12 months, in line with the local market performance, reflecting partly the uncertain economic scenario in the world, especially in the European zone, the flows withdrawal from emerging markets done by foreign investors, and the drought that has affected Chile for almost 4 consecutive years. The closing price was Ch$ 751.3 as of June 30, 2013.

➢    On the other hand, Endesa Chile’s ADS value decreased by 14.2% to reach a price of US$ 44.2, while its share price in Madrid declined by 19.9% reaching € 1.08 as of June 30, 2013.

➢    During the last twelve months, Endesa Chile continued to be among the most actively traded companies in the local stock market (Santiago Stock Exchange and Chilean Electronic Exchange), with a daily average trading volume of US$ 8.8 million.

Top Ten Daily Average Traded Amount in the Local Market July 2012 - June 2013
US $ Thousand
CENCOSUD	18,789
LAN	16,123
SQM-B	13,941
ENERSIS	12,781
FALABELLA	12,568
BSANTANDER	9,108
ENDESA	8,822
COPEC	7,331
CAP	7,268
ENTEL	6,967
Source: Bloomberg

PRESS RELEASE 1H 2013

Risk Rating Classification Information

➢     Endesa Chile’s current ratings are supported by our well diversified portfolio asset, strong credit metrics, adequate debt structure and solid liquidity. Endesa Chile’s geographic diversification in South America provides us a natural hedge against different regulations and weather conditions. Our operating subsidiaries have leading market positions in the countries where we operate.

➢     Moody's affirmed the “Baa2 with stable outlook” senior unsecured rating of Endesa Chile with stable Outlook on June 18, 2012.

➢     On December 19, 2012, Fitch Ratings affirmed both ratings in local and foreign currency of Endesa Chile of "BBB+", as well as its long-term rating on the national scale at 'AA (cl)' with stable Outlook.

➢     Similarly, on July 1, 2013, Feller Rate ratified the “AA” local rating of Endesa Chile’s bonds, shares and commercial papers program, also confirming the stable outlook.

➢     Finally, on July 12, 2013, Standard & Poor's confirmed the international credit risk rating for Endesa Chile of "BBB+" with stable Outlook, a positive sign in the midst of difficult macroeconomic scenario prevailing in international markets.

➢     The current international risk ratings are:

Endesa Chile	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa2 / Stable	BBB+ / Stable

➢     The domestic ratings (for securities issued in Chile) are:

Endesa Chile	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable

PRESS RELEASE 1H 2013

Table of Contents

TABLE OF CONTENTS	5
GENERAL INFORMATION	6
SIMPLIFIED ORGANIZATIONAL STRUCTURE	6
CONSOLIDATED INCOME STATEMENT ANALYSIS	7
NET INCOME	7
OPERATING INCOME	7
NET FINANCIAL RESULT	8
OTHER RESULTS AND TAXES	8
CONSOLIDATED BALANCE SHEET ANALYSIS	9
ASSETS	9
LIABILITIES AND SHAREHOLDER’S EQUITY	10
DEBT MATURITY WITH THIRD PARTIES	11
EVOLUTION OF KEY FINANCIAL RATIOS	12
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	13
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENDESA CHILE	14
CAPEX AND DEPRECIATION	14
ARGENTINA	15
CHILE	17
COLOMBIA	18
PERU	19
BRAZIL (NON-CONSOLIDATED COMPANIES)	21
MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	25
SUSTAINABILITY AND THE ENVIRONMENT	29
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	30
OPERATING INCOME BY SUBSIDIARY	31
MAIN PHYSICAL FIGURES OF CHILEAN COMPANIES	32
MAIN PHYSICAL FIGURES OF CONSOLIDATED COMPANIES	33
MAIN PHYSICAL FIGURES OF NON-CONSOLIDATED BRAZILIAN COMPANIES	34
MARKET INFORMATION	35
CONFERENCE CALL INVITATION	38

PRESS RELEASE 1H 2013

General Information

(Santiago, Chile, July 24, 2013) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the six-month period ended June 30, 2013. All figures are in Chilean pesos (Ch$) and in accordance with International Financial Reporting Standards (IFRS). Variations refer to the period between June 30, 2012 and June 30, 2013.

Figures as of June 30, 2013, are additionally translated into US dollars, merely as a convenience translation, using the exchange rate of US$1 = Ch$ 507.16 as of June 30, 2013, for the Balance Sheet, and the average exchange rate for the period of US$1 = Ch$ 478.71 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

Endesa Chile’s consolidated financial statements for such period include all of its Chilean subsidiaries (Endesa Eco, Celta, Pehuenche, San Isidro and Túnel El Melón), as well as its jointly-controlled companies or affiliates (GasAtacama, HidroAysén and Transquillota), Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A.), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

As a result of the application of IFRS 11, "Joint Arrangements,” as of January 1, 2013, jointly controlled companies, which until December 31, 2012 were consolidated on a proportional basis, are now being recorded under the equity method instead, as required by the new standard for “Joint Arrangements” that qualify as Joint Ventures.  The applicable companies are Centrales Hidroeléctricas de Aysén S.A. and its subsidiaries, Inversiones Gas Atacama Holding Ltda. and its subsidiaries, and Transmisora Eléctrica de Quillota Ltda.  For comparative purposes only, prior years need to be restated under IFRS 11, “Joint Arrangements,” as of 2013. These consolidated financial statements include modifications to certain comparative figures, and their related explanatory notes, which in turn were approved by Endesa Chile’s governing bodies.  These changes do not have any effect on equity or on income attributable to shareholders of Endesa Chile.

In the following pages you will find a detailed analysis of financial statements, and a brief explanation for most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of June 30, 2012.

Simplified Organizational Structure

PRESS RELEASE 1H 2013

Consolidated Income Statement Analysis

Net Income

Net Income attributable to Endesa Chile’s shareholders as of June 2013 was Ch$ 100,115 million, representing a 1.3% decrease over June 2012, which was Ch$ 101,443 million.

Table 1
CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	1H 2013	1H 2012	Var 2013 - 2012	Chg %	1H 2013
Sales	1,004,213	1,126,363	(122,150)	(10.8%)	2,097,749
Energy sales	983,792	1,103,024	(119,232)	(10.8%)	2,055,089
Other sales	20	28	(8)	(28.4%)	42
Other services	20,401	23,311	(2,910)	(12.5%)	42,618
Other operating income	11,583	1,134	10,450	921.9%	24,197
Revenues	1,015,797	1,127,497	(111,700)	(9.9%)	2,121,946
Energy purchases	(136,274)	(165,642)	29,368	17.7%	(284,669)
Fuel consumption	(269,514)	(364,002)	94,487	26.0%	(563,001)
Transportation expenses	(107,826)	(126,639)	18,813	14.9%	(225,242)
Other variable costs	(18,977)	(23,401)	4,424	18.9%	(39,642)
Procurements and Services	(532,591)	(679,683)	147,092	21.6%	(1,112,555)

Contribution Margin	483,206	447,814	35,392	7.9%	1,009,392
Other work performed by entity and capitalized	9,042	5,537	3,504	63.3%	18,887
Employee benefits expense	(61,440)	(51,276)	(10,164)	(19.8%)	(128,345)
Other fixed operating expenses	(48,411)	(53,050)	4,638	8.7%	(101,129)

Gross Operating Income (EBITDA)	382,396	349,026	33,370	9.6%	798,805
Depreciation, Amortization and Reversal of impairment profit	(93,817)	(90,154)	(3,663)	(4.1%)	(195,980)

Operating Income	288,578	258,871	29,707	11.5%	602,825

Net Financial Income	(65,557)	(69,147)	3,589	5.2%	(136,946)
Financial income	5,743	11,244	(5,501)	(48.9%)	11,997
Financial costs	(71,939)	(75,529)	3,590	4.8%	(150,276)
Gain (Loss) for indexed assets and liabilities	(165)	(1,032)	868	84.1%	(344)
Foreign currency exchange differences, net	803	(3,829)	4,632	121.0%	1,678
Share of profit (loss) of associates accounted for using the equity method	59,655	62,520	(2,864)	(4.6%)	124,617
Negative consolidation differences	-	-	-		-
Net Income From Other Investments	816	298	518	173.9%	1,705
Net Income From Sale of Assets	2,515	17	2,499	n. a.	5,255
Other non operational expenses	-	-	-		-

Net Income before Taxes	286,008	252,559	33,449	13.2%	597,456
Income Tax	(90,240)	(78,152)	(12,088)	(15.5%)	(188,506)
Net Income	195,768	174,407	21,361	12.2%	408,950
Owners of parent	100,115	101,443	(1,329)	(1.3%)	209,134
Non-controlling interest	95,654	72,964	22,689	31.1%	199,816

Earning per share (Ch$ /share and US$ / ADR)	12.2	12.4	(0.2)	(1.3%)	0.8

Operating Income

Operating Income reached Ch$ 288,578 million as of June 2013, 11.5% higher than Ch$ 258,871 million reported in June 2012, mainly explained by lower energy purchases of Ch$ 29,368 million, reduced fuel costs of Ch$ 94,487 million, lower transportation costs of Ch$ 18,813 million, lower Other Variable Costs of Ch$ 4,424 million, and lower Other Fixed Operating Expenses of Ch$ 4,638 million. This was partly offset by higher payroll expenses of Ch$ 10,164 million and lower revenues of Ch$ 111,701 million due to a lower average energy sales price and lower physical sales.

PRESS RELEASE 1H 2013

Endesa Chile’s EBITDA, or gross operating income, increased by 9.6% during the first half of 2013 and amounted to Ch$ 382,396 million. This figure does not include the contribution of Endesa Brasil of Ch$ 48,651 million as of June 2013, which is accounted under equity method.

Operating revenues and costs, detailed by business are:

Table 2
	Chile				Argentina				Colombia
	Million Ch$		Chg %	Th. US$	Million Ch$		Chg %	Th. US$	Million Ch$		Chg %	Th. US$
	1H 2013	1H 2012		1H 2013	1H 2013	1H 2012		1H 2013	1H 2013	1H 2012		1H 2013
Operating Revenues	425,201	531,614	(20.0% )	888,223	149,843	182,449	(17.9% )	313,013	310,346	271,999	14.1%	648,298
% of consolidated	41.9%	47.1%		41.9%	14.8%	16.2%		14.8%	30.6%	24.1%		30.6%
Operating Costs	(371,765)	(483,803)	23.2%	(776,598)	(146,643)	(181,486)	19.2%	(306,330)	(131,299)	(114,334)	(14.8%)	(274,277)
% of consolidated	51.1%	55.7%		51.1%	20.2%	20.9%		20.2%				18.1%

Operating Income	53,436	47,811	11.8%	11,624	3,200	963	232.3%	6,685	179,047	157,665	13.6%	374,020

	Peru				Consolidated
	Million Ch$		Chg %	Th. US$	Million Ch$		Chg %	Th. US$
	1H 2013	1H 2012		1H 2013	1H 2013	1H 2012		1H 2013
Operating Revenues	130,643	141,754	(7.8% )	272,907	1,015,797	1,127,497	(9.9% )	2,121,946
% of consolidated	12.9%	12.6%		12.9%	100.0%	100.0%		100.0%
Operating Costs	(77,748)	(89,323)	13.0%	(162,411)	(727,219)	(868,626)	16.3%	(1,519,120)
% of consolidated	10.7%	10.3%		10.7%	100.0%	100.0%		100.0%

Operating Income	52,895	52,431	0.9%	110,495	288,578	258,871	11.5%	602,825

Net Financial Result

The company’s net financial expense as of June 2013 totaled Ch$ 65,577 million, 5.2% lower than Ch$ 69,146 million as of June 2012. This variation was explained by lower financial expenses of Ch$ 3,590 million, a gain of Ch$ 4,632 million due to exchange rate differences, a lower loss of Ch$ 868 million for indexed assets and liabilities, compensated by a lower financial income of Ch$ 5,501 million.

Other Results and Taxes

Share of Profit of Associates amounted to Ch$ 59,655 million as of June 2013, decreasing by 4.6% compared to the same period last year. This variation was mainly explained by a lower result in GasAtacama S.A. of

Ch$ 4,684 million, partly offset by higher results of both associate companies Endesa Brasil and Distrilec Inversora S.A. of Ch$ 1,034 million and Ch$ 959 million, respectively.

Income taxes increased by 15.5%, equivalent to Ch$ 12,088 million when compared to the first half 2012. Main variations were explained by increases of Ch$ 10,594 million in Chile and Ch$ 960 million in Peru.

PRESS RELEASE 1H 2013

Consolidated Balance Sheet Analysis

Assets

Table 3
ASSETS	(Million Ch$)				(Thousand US $)
	As of Jun 30,	As of Dec 31,			As of Jun 30,
	2013	2012	Var 2013 - 2012	Chg %	2013

CURRENT ASSETS
Cash and cash equivalents	160,050	235,678	(75,628)	(32.1%)	315,581
Other current financial assets	12,727	25,120	(12,393)	(49.3%)	25,095
Other current non-financial assets	23,175	17,342	5,833	33.6%	45,695
Trade and other current receivables	146,377	217,683	(71,305)	(32.8%)	288,622
Accounts receivable from related companies	186,030	75,489	110,541	146.4%	366,806
Inventories	41,704	59,363	(17,659)	(29.7%)	82,230
Current tax assets	149,341	150,680	(1,340)	(0.9% )	294,465
Total Current Assets	719,403	781,354	(61,951)	(7.9%)	1,418,493

NON-CURRENT ASSETS
Other non-current financial assets	25,129	33,305	(8,176)	(24.5%)	49,548
Other non-current non-financial assets	1,965	1,931	33	1.7%	3,874
Trade accounts receivables and other receivables, net	142,199	146,964	(4,765)	(3.2% )	280,382
Investment accounted for using equity method	713,360	755,133	(41,773)	(5.5% )	1,406,579
Intangible assets other than goodwill	53,536	55,753	(2,217)	(4.0% )	105,560
Goodwill	99,113	101,747	(2,635)	(2.6% )	195,427
Property, plant and equipment, net	4,490,190	4,515,242	(25,052)	(0.6% )	8,853,597
Deferred tax assets	59,081	61,801	(2,721)	(4.4% )	116,493
Total Non-Current Assets	5,584,572	5,671,877	(87,305)	(1.5%)	11,011,460

TOTAL ASSETS	6,303,975	6,453,231	(149,256)	(2.3%)	12,429,953

Company’s Total Assets declined by Ch$ 149,256 million as of June 2013, compared to December 2012, mainly due to:

➢  Current assets decreased by Ch$ 61,951 million, equivalent to a 7.9% reduction mostly due to:

❖     Decrease of Ch$ 75,628 million in cash and cash equivalents, mainly due to lower balances in banks of Ch$ 1,151 million in Endesa Chile and a decrease of Ch$ 73,535 million in Emgesa, primarily due to higher conversion effect of Ch$ 5,663 million, investment and interest payments of Ch$ 223,378 million, dividend payment of Ch$ 84,365 million, tax payment of Ch$ 89,510 million, lower certificates of deposit of Ch$ 8,108 million, offset by  higher fundraising of Ch$ 337,168 million.

❖     Reduction in trade receivables and other account receivables for a total amount of Ch$ 71,305 million.

❖     Decrease in the inventories account of Ch$ 17,659 million.

❖     The already mentioned was offset by higher trade receivables to related companies of Ch$ 110,541 million.

➢  Non-current assets decreased by Ch$ 87,305 million, mainly explained by:

❖     Decrease of Ch$ 41,773 million in investments accounted under the equity method, primarily due to declared dividends of Ch$ 108,283 million, negative equity reverse effect of Ch$ 5,337 million, offset by higher net income of these investments of Ch$ 59,655 million, the capital increase in Hydroaysén S.A. of Ch$ 1,362 million and conversion differences of Ch$ 3,941 million.

PRESS RELEASE 1H 2013

❖     Decrease of Ch$ 25,052 million in property, plant and equipment, mainly due to negative conversion effects of Ch$ 64,221 million and depreciation for the period by Ch$ 91,807 million, offset by higher investments during the period of Ch$ 130,462 million.

Liabilities and Shareholder’s Equity

Table 4
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Jun 30,	As of Dec 31,			As of Jun 30,
	2013	2012	Var 2013 - 2012	Chg %	2013

CURRENT LIABILITIES
Other current financial liabilities	515,487	406,455	109,032	26.8%	1,016,418
Trade and other current payables	305,162	320,459	(15,297)	(4.8% )	601,708
Accounts payable to related companies	266,133	215,917	50,217	23.3%	524,753
Other current provisions	33,445	38,425	(4,980)	(13.0% )	65,945
Current tax liabilities	36,423	78,374	(41,951)	(53.5% )	71,818
Other current financial liabilities	7,326	6,387	938	14.7%	14,444
TOTAL CURRENT LIABILITIES	1,163,976	1,066,018	97,958	9.2%	2,295,086

NON-CURRENT LIABILITIES
Other financial liabilities	1,397,935	1,525,652	(127,717)	(8.4% )	2,756,398
Other non-current provisions	20,062	19,594	468	2.4%	39,557
Deferred tax liability	305,617	320,277	(14,660)	(4.6% )	602,605
Provisions for employee benefits non-current	38,275	39,672	(1,398)	(3.5% )	75,469
Other non-current non-financial liabilities	37,660	47,525	(9,864)	(20.8% )	74,257
TOTAL NON-CURRENT LIABILITIES	1,799,549	1,952,720	(153,172)	(7.8%)	3,548,286

EQUITY
issued capital	1,331,714	1,331,714	-	0.0%	2,625,826
earnings	1,762,176	1,709,376	52,800	3.1%	3,474,595
Share premium	206,009	206,009	-	0.0%	406,200
other reserves	(759,583)	(705,856)	(53,727)	(7.6% )	(1,497,719)

Equity attributable to owners of parent	2,540,315	2,541,242	(927)	(0.0%)	5,008,903
Non-controlling	800,136	893,251	(93,115)	(10.4%)	1,577,679
TOTAL EQUITY	3,340,451	3,434,493	(94,042)	(2.7%)	6,586,582

TOTAL EQUITY AND LIABILITIES	6,303,975	6,453,231	(149,256)	(2.3%)	12,429,953

Company’s Total Liabilities declined by Ch$ 149,256 million compared to December 2012, mainly as a consequence of:

➢  Non-current liabilities decreased by Ch$ 153,172 million, equivalent to a 7.8% decrease, mostly due to:

❖    Decrease in other non-current financial liabilities of Ch$ 127,717 million, mainly in Endesa Chile due to the transfer from long-term to short-term of the Bancomer syndicated credit agreement  of Ch$ 99,956 million, rate swap transfer from long-term to short-term of Ch$ 2,235 million, offset by lower bank and bonds foreign exchange effect of Ch$ 17,704 million. A Ch$ 33,723 million decrease in Emgesa, primarily due to negative foreign exchange effect of Ch$ 20,300 million and to the transfer to short-term debt of Ch$ 13,017 million. In Chinango a decrease of Ch$ 4,456 million primarily due to the transfer to short-term debt of Ch$ 4,565 million.

❖     Decrease in deferred tax liability for Ch$ 14,660 million and other non-current financial liabilities for Ch$ 9,864 million.

PRESS RELEASE 1H 2013

➢     Current liabilities rose by Ch$ 97,958 million, equivalent to a 9.2% increase, primarily explained by:

❖   Increase in other current financial liabilities by Ch$ 109,032 million, mainly in Endesa Chile due to the transfer from long-term to short-term of the Bancomer syndicated credit agreement of Ch$ 99,956 million, difference of bank and bonds foreign exchange effect of Ch$ 12,395 billion, accrual of interest debt by Ch$ 26,295 million, offset by bonds interest by Ch$ 25,471 million. In Chinango increase of Ch$ 5,261 million mainly for the transfer from long-term debt in bonds by Ch$ 4,565 million. This was partially offset by a decrease in Edegel for Ch$ 10,170 million, mainly for the payment of bank debt and bonds by Ch$ 15,407 million and the transfer from long-term debt in bonds by Ch $5,168 billion.

❖     An increase in accounts payable to related companies of Ch$ 50,217 million.

❖     The aforementioned was offset by a decrease in commercial accounts and other accounts payable of Ch$ 15,297 million and current taxes for Ch$ 41,951 million.

➢       Equity decreased by Ch$ 94,042 million compared to December 2012. The controllers’ equity decreased by Ch$ 927 million, mainly explained by the result for the period of Ch$ 100,115 million, offset by a lower hedging reserve of Ch$ 35,434 million, conversion reserve of Ch$ 18,851 million and the accounting of a final dividend of Ch$ 46,867 million.

➢        Minority interest decreased by Ch$ 93,115 million due to final dividends of Ch$ 166,629 million, comprehensive income of Ch$ 22,140 million, offset by the result for the period of Ch$ 95,653 million.

Debt Maturity with Third Parties

Table 5
(Thousand US$)	2013	2014	2015	2016	2017	Balance	TOTAL
Chile	742,081	164,966	219,053	14,991	12,121	896,702	2,049,915
Endesa Chile (*)	742,081	164,966	219,053	14,991	12,121	896,702	2,049,915
Argentina	186,438	40,241	14,358	9,704	-	-	250,741
Costanera	173,626	21,558	468	-	-	-	195,652
Chocón	10,975	18,408	13,890	9,704	-	-	52,977
Endesa Argentina	1,837	-	-	-	-	-	1,837
Hidroinvest	-	275	-	-	-	-	275
Peru	14,668	52,224	36,219	59,864	49,675	81,249	293,898
Edegel	14,668	52,224	36,219	59,864	49,675	81,249	293,898
Colombia	-	73,437	150,683	21,082	109,210	1,007,309	1,361,721
Emgesa	-	73,437	150,683	21,082	109,210	1,007,309	1,361,721
TOTAL	943,187	330,867	420,313	105,641	171,007	1,985,260	3,956,275
(*) Includes: Endesa Chile, Pehuenche, San Isidro, Celta and Túnel El Melón

Table 5.1
(Million Ch$)	2013	2014	2015	2016	2017	Balance	TOTAL
Chile	376,354	83,664	111,095	7,603	6,148	454,771	1,039,635
Endesa Chile (*)	376,354	83,664	111,095	7,603	6,148	454,771	1,039,635
Argentina	94,554	20,408	7,282	4,922	-	-	127,166
Costanera	88,056	10,934	237	-	-	-	99,227
Chocón	5,566	9,336	7,045	4,922	-	-	26,868
Endesa Argentina	932	-	-	-	-	-	932
Hidroinvest	-	139	-	-	-	-	139
Peru	7,439	26,486	18,369	30,360	25,193	41,206	149,053
Edegel	7,439	26,486	18,369	30,360	25,193	41,206	149,053
Colombia	-	37,244	76,420	10,692	55,387	510,867	690,610
Emgesa	-	37,244	76,420	10,692	55,387	510,867	690,610
TOTAL	478,347	167,803	213,166	53,577	86,728	1,006,845	2,006,465
(*) Includes: Endesa Chile, Pehuenche, San Isidro, Celta and Túnel El Melón

PRESS RELEASE 1H 2013

Evolution Of Key Financial Ratios

Table 6
Indicator	Unit	1H 2013	2012	Var 2013 - 2012	Chg %
Liquidity	Times	0.62	0.73	(0.11)	(15.1% )
Acid-test *	Times	0.58	0.67	(0.09)	(13.4% )
Working capital	Million Ch$	(444,573)	(284,664)	(159,909)	56.2%
Working capital	Thousand US$	(876,593)	(561,290)	(315,303)	56.2%
Leverage **	Times	0.89	0.88	0.01	1.1%
Short-term debt	%	39.3%	35.3%	4.0%	11.2%
Long-term debt	%	60.7%	64.7%	(4.0% )	(6.1% )
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 6.1
Indicator	Unit	1H 2013	1H 2012	Var 2013 - 2012	Chg %
Financial expenses coverage*	Times	5.36	4.34	1.02	23.5%
Op. income / Op. rev.	%	28.4%	23.0%	5.4%	23.7%
ROE **	%	9.3%	15.7%	(6.4% )	(41.0%)
ROA **	%	6.9%	8.6%	(1.7% )	(19.8%)
* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
** Annualized figures

Liquidity index as of June 2013 was 0.62 times, a 15.1% decrease compared to December 2012. Nevertheless, this ratio shows the Company’s solid liquidity position, meeting its obligations with banks, financing its investments with cash surpluses, and reflecting a satisfactory debt repayment schedule.

Acid-test ratio reached 0.58 times, a 13.4% decline over December 2012, basically explained by a decrease in current assets, regarding cash and cash equivalents and trade receivables, coupled with a rise in current liabilities in accounts payable to related companies and other current financial liabilities.

Leverage ratio was 0.89 times as of June 2013, reflecting a 1.1% increase compared with December 2012.

PRESS RELEASE 1H 2013

Consolidated Statements of Cash Flows Analysis

Table 7
CASH FLOW	(Million Ch$)				(Thousand US$)
	1H 2013	1H 2012	Var 2013 - 2012	Chg %	1H 2013
Cash flows from (used in) operating activities
Collection classes provided by operating activities
Proceeds from sales of goods and services	1,124,352	1,326,664	(202,312)	(15.2% )	2,348,712
Cash receipts from royalties, fees, commissions and other revenue	-	974	(974)	(100.0% )	-
Receipts from premiums and claims, annuities and other benefits from policies written	565	410	155	37.8%	1,180
Other cash receipts from operating activities	79,934	-	79,934		166,978
Types of payments
Payments to suppliers for goods and services	(663,983)	(802,430)	138,447	17.3%	(1,387,025)
Payments to and on behalf of employees	(60,227)	(55,240)	(4,987)	(9.0% )	(125,812)
Payments for premiums and claims, annuities and other policy benefits underwritten	(97)	(1,711)	1,614	94.3%	(203)
Other payments for operating activities	(17,290)	(69,032)	51,743	75.0%	(36,118)
Income taxes refunded (paid)	(126,758)	(141,551)	14,793	10.5%	(264,791)
Other inflows (outflows) of cash	(54,249)	(51,682)	(2,567)	(5.0% )	(113,323)
Net cash flows from (used in) operating activities	282,247	206,400	75,846	36.7%	589,598
Cash flows from (used in) investing activities
Cash flows used for control of subsidiaries or other businesses	(1,362)	(4,590)	3,228	(1)	(2,845)
Other cash receipts from sales of equity or debt instruments of other entities	24,240	-	24,240	-	50,636
Loans to related parties	(2,397)	(0)	(2,397)	-	(5,007)
Proceeds from sale of property, plant and equipment	5,046	194	4,852	-	10,541
Purchases of property, plant and equipment	(150,286)	(116,687)	(33,599)	(28.8% )	(313,940)
Purchases of intangible assets	-	-	-	-	-
Proceeds from other long term assets	-	-	-	-	-
Dividends received	4,194	2,930	1,264	43.1%	8,760
Interest received	3,807	1,442	2,366	164.1%	7,953
Other inflows (outflows) of cash	260	8,190	(7,930)	(96.8% )	542
Net cash flows from (used in) investing activities	(116,498)	(108,521)	(7,977)	(7.4%)	(243,358)
Cash flows from (used in) financing activities
Total loan amounts	18,842	91,043	(72,200)	(79.3% )	39,361
Proceeds from long-term loans	15,036	88,656	(73,620)	(83.0% )	31,409
Proceeds from short-term loans	3,807	2,387	1,420	59.5%	7,952
Loans from related parties	131,106	179,459	(48,354)	-27%	273,873
Loan Payments	(44,271)	(244,854)	200,582	81.9%	(92,480)
Payments of finance lease liabilities	(2,465)	(1,772)	(693)	(39.1% )	(5,149)
Repayment of loans to related parties	(76,067)	-	(76,067)		(158,901)
Dividends paid	(198,714)	(319,030)	120,316	37.7%	(415,104)
Interest paid	(61,879)	(63,743)	1,864	2.9%	(129,262)
Other inflows (outflows) of cash	(2,288)	(11,745)	9,457	80.5%	(4,779)
Net cash flows from (used in) financing activities	(235,737)	(370,641)	134,905	36.4%	(492,442)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(69,988)	(272,762)	202,774	74.3%	(146,202)
Effects of changes in the exchange rate on cash and cash equivalents
Effects of changes in the exchange rate on cash and cash equivalents	(5,640)	8,165	(13,804)	(169.1% )	(11,781)
Increase (decrease) in cash and cash equivalents	(75,628)	(264,598)	188,970	71.4%	(157,982)
Cash and cash equivalents at beginning of period	235,678	389,768	(154,091)	(39.5%)	492,318
Cash and cash equivalents at end of period	160,050	125,171	34,879	27.9%	334,336

The company generated a net negative cash flow of Ch$ 69,988 million in the period, which can be broken down as follows:

Operating activities generated a positive cash flow of Ch$ 282,247 million, representing a 36,7% increase compared to June 2012. This cash flow comprised mainly cash receipts from sales of goods and services of Ch$ 1,124,352 million, offset by goods and services payments of Ch$ 663,983 million, and tax payments of Ch$ 126,758 million.

PRESS RELEASE 1H 2013

Investing activities generated a negative flow of Ch$ 116,498 million, mainly resulting from acquisitions of property, plant and equipment for Ch$ 150,286 million.

Financing activities generated a negative flow of Ch$ 235,737 million. This was mainly generated by dividends paid for Ch$ 198,714 million, interest payments for Ch$ 61,879 million, loan repayments and financial leasing for Ch$ 122,804 million, partially offset by the collection of loans to related companies and third parties for Ch$ 149,948 million.

Cash Flow Received From Foreign Subsidiaries by Endesa Chile

Table 8
Foreign Cash Flow
(Thousand US$)	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
	1H 2013	1H 2012	1H 2013	1H 2012	1H 2013	1H 2012	1H 2013	1H 2012	1H 2013	1H 2012
Argentina	0	0	0	0	0	0	0	0	0	0
Peru	0	0	23,073	3,048	0	0	0	0	23,073	3,048
Brazil	0	0	0	0	0	0	0	0	0	0
Colombia	0	0	25,262	60,546	0	0	0	0	25,262	60,546
Others*	484	1,099	0	0	0	0	0	0	484	1,099
Total	484	1,099	48,335	63,594	0	0	0	0	48,819	64,693
(*) Interest paid by jointly-controlled company Atacama Finance

Capex and Depreciation

Table 9
	Payments for Additions of Fixed Assets			Depreciation
	Million Ch$		Thousand US $	Million Ch$		Thousand US $
	1H 2013	1H 2012	1H 2013	1H 2013	1H 2012	1H 2013
Endesa Chile	28,970	36,544	60,517	29,848	22,146	62,351
Endesa Eco	1,192	1,137	2,490	3,673	3,542	7,673
Pehuenche	150	308	313	4,267	4,264	8,914
San Isidro	4,450	4,409	9,296	5,931	5,911	12,390
Celta	6,130	2,080	12,805	1,433	1,411	2,993
Endesa Norte S. A.	-	124	-	-	158	-
Túnel El Melón	7	78	15	22	26	46
EASA	20,039	10,988	41,860	9,692	12,097	20,246
Emgesa	83,864	55,223	175,187	18,286	19,328	38,198
Generandes Perú	5,484	7,264	11,456	18,655	19,381	38,969
Total	150,286	116,687	313,940	91,807	88,264	191,780

PRESS RELEASE 1H 2013

Argentina

EBITDA from operations in Argentina totaled Ch$ 12,893 million, 1.3% lower compared to the first half of 2012. This was mainly explained by lower revenues from Endesa Costanera of Ch$ 24.903 million due to lower thermal generation related to scheduled maintenances, coupled with lower revenues in El Chocón of Ch$ 7,717 million as a consequence of a lower hydro generation since the lower levels of the reservoirs due to worse hydrology. It should be noted that the decrease in Endesa Costanera’s revenues was partially offset by Ch$ 9,356 million of higher other operating revenues due to the combined cycle availability contracts executed with the Secretariat of Energy.

This was partially offset by lower fuel costs of Ch $ 36,030 million in Endesa Costanera related to less thermal generation of the period.

Operating income moved from Ch$ 964 million as of June 2012 to Ch$ 3,200 million as of June 2013, reflecting lower depreciation and amortization of Ch$ 2,404 million, primarily in Endesa Costanera. El Chocón operating income decreased by 58.3% reaching Ch$ 5,251 million, which was offset by a 84.5% rise in Endesa Costanera’s operating income to reach a loss of Ch$ 1,777 million as of June 2013 compared with a loss of Ch$ 11,490 million as of June 2012.

Table 10
	(Million Ch$)				(Thousand US$)
Argentina	1H 2013	1H 2012	Var 2013 - 2012	Chg %	1H 2013
Operating Revenues	149,843	182,449	(32,606)	(17.9% )	313,013
Procurements and Services	(118,167)	(151,177)	33,010	21.8%	(246,844)
Contribution Margin	31,676	31,273	403	1.3%	66,169
Other Costs	(18,783)	(18,213)	(571)	(3.1% )	(39,237)
Gross Operating Income (EBITDA)	12,893	13,060	(167)	(1.3%)	26,932
Depreciation and Amortization	(9,692)	(12,096)	2,404	19.9%	(20,246)
Operating Income	3,200	964	2,237	232.2%	6,685
EBITDA Margin	8.6%	7.2%
Operating Margin	2.1%	0.5%

Table 10.1
Argentina	1H 2013	1H 2012	Var 2013 - 2012	Chg %
GWh Produced	4,481	5,720	(1,239)	(21.7% )
GWh Sold	5,283	6,034	(751)	(12.4% )
Market Share *	8.7%	10.1%	(1.33) pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 16.8% decrease in Chilean pesos in June 2013, when compared to June 2012.

Endesa Costanera

Table 10.2
Endesa Costanera	Million Ch$				Thousand US$
	1H 2013	1H 2012	Var 2013 - 2012	Chg %	1H 2013
Operating Revenues	133,089	157,992	(24,903)	(15.8% )	278,017
Procurements and Services	(111,528)	(144,119)	32,592	22.6%	(232,975)
Contribution Margin	21,562	13,873	7,689	55.4%	45,041
Other Costs	(14,785)	(14,622)	(163)	(1.1% )	(30,885)
Gross Operating Income (EBITDA)	6,777	(749)	7,526	-	14,156
Depreciation and Amortization	(8,554)	(10,741)	2,187	20.4%	(17,868)
Operating Income	(1,777)	(11,490)	9,713	84.5%	(3,712)
Figures may differ from those accounted under Argentine GAAP.

PRESS RELEASE 1H 2013

Table 10.3
Endesa Costanera	1H 2013	1H 2012	Var 2013 - 2012	Chg %
GWh Produced	3,644	4,424	(780)	(17.6%)
GWh Sold	3,898	4,537	(639)	(14.1%)
Market Share *	6.4%	7.6%	(1.12) pp.
(*): As a percentage of total sales of the system

El Chocón

Table 10.4
El Chocón	Million Ch$				Thousand US$
	1H 2013	1H 2012	Var 2013 - 2012	Chg %	1H 2013
Operating Revenues	16,821	24,538	(7,717)	(31.4% )	35,138
Procurements and Services	(6,639)	(7,057)	418	5.9%	(13,869)
Contribution Margin	10,182	17,481	(7,299)	(41.8%)	21,269
Other Costs	(3,792)	(3,529)	(263)	(7.5% )	(7,921)
Gross Operating Income (EBITDA)	6,390	13,952	(7,562)	(54.2%)	13,348
Depreciation and Amortization	(1,139)	(1,356)	217	16.0%	(2,378)
Operating Income	5,251	12,596	(7,345)	(58.3%)	10,969
Figures may differ from those accounted under Argentine GAAP.

Table 10.5
El Chocón	1H 2013	1H 2012	Var 2013 - 2012	Chg %
GWh Produced	837	1,295	(459)	(35.4% )
GWh Sold	1,386	1,498	(112)	(7.5% )
Market Share *	2.3%	2.5%	(0.21) pp.
(*): As a percentage of total sales of the system

Most important changes in the market

•         Energy demand as of June 30, 2013, was 60,580 GWh, representing a 1.1% increase compared to the same period of last year (59,943 GWh).

Market Risk Analysis

•         Hydrological Situation: As of June, 2013, El Chocón reservoir marked a depth of 375.1 m. above sea level (asl) (equivalent to 776 GWh stored, 48% of the reservoir’s capacity), which is below the 377,1 m.asl recorded in the same month last year (998 GWh, 62% of the reservoir´s capacity). The water flows in Comahue basin averaged around 68% of the historic average (dry condition).

•         Market prices in Argentina are limited to ar$120 per mwh in accordance with Resolution SE-240 of 2003. The average market price was Ar$119.9 per MWh (approx. US$ 23.2 per MWh) as of June 2013.

Investments

•         Since 2010, Endesa Costanera has focused on obtaining resources from local authorities, in order to improve the operation of its steam turbines of the Costanera plant. Accordingly, a technical improvement assessment and an economic evaluation were developed. In October 2012, an agreement with the Secretariat of Energy was executed in order to implement the "ENCOS Plan". This Plan considers a financing plan and execution of works and investments in the short, medium and long term, including the reconditioning project of steam turbines for 2012-2014 period. As a result of the agreement with the Secretariat of Energy, Endesa Costanera executed two availability contracts with Compañía Administradora del Mercado Mayorista Eléctrico S.A., CAMMESA (December 2012 and January 2013), which establish a remuneration and funding that will allow Endesa Costanera to perform maintenances and works that will enable the power committed to be available. On March 14, 2013, Endesa Costanera signed a contract for restoring steam turbine units with both Duro Felguera and Masa companies. The scheduled execution time of the works is twenty-four months from the effective date of a contract.

PRESS RELEASE 1H 2013

Chile

Operating income in Chile registered a 11.8% growth to reach Ch$ 53,436 million, while EBITDA increased by 15.5% totaling Ch$ 99,996 million as of June 2013. These better results in Chilean business were a consequence of lower fuel costs of Ch$ 55,349 million due to lower LNG price and higher coal generation. Additionnaly, lower energy purchases costs were recorded by Ch$ 49,204 million due to greater thermal generation related to the commissioning of Bocamina II power plant (+1,202 GWh), which allowed to compensate lower hydroelectric generation (drought) and to reduce physical energy purchases on the spot market. In addition, there were lower transportation costs of Ch$ 17,790 million.

The latter was partially offset by lower operating revenues of Ch$ 106,413 million owing to a 14.9% reduction in average energy sale price related to less contracts indexed to marginal cost. In addition, it is worth mentioning that in March 2012, a one-time extraordinary income of Ch$ 29,217 million was booked due to the agreement between Endesa Chile and CMPC in that period. Finally, we booked higher payroll expenses of Ch$ 7,060 million due to a staff increase and inflation salaries readjustment.

Table 11
	(Million Ch$)				(Thousand US$)
Chile	1H 2013	1H 2012	Var 2013 - 2012	Chg %	1H 2013
Operating Revenues	425,201	531,614	(106,413)	(20.0% )	888,223
Procurements and Services	(272,895)	(395,746)	122,851	31.0%	(570,063)
Contribution Margin	152,306	135,869	16,438	12.1%	318,160
Other Costs	(52,310)	(49,269)	(3,041)	(6.2% )	(109,273)
Gross Operating Income (EBITDA)	99,996	86,600	13,397	15.5%	208,887
Depreciation and Amortization	(46,561)	(38,787)	(7,774)	(20.0% )	(97,263)
Operating Income	53,436	47,813	5,623	11.8%	111,624
EBITDA Margin	23.5%	16.3%
Operating Margin	12.6%	9.0%

Table 11.1
Chile	1H 2013	1H 2012	Var 2013 - 2012	Chg %
GWh Produced	9,109	9,030	79	0.9%
GWh Sold	9,543	10,157	(614)	(6.0% )
Market Share *	30.4%	33.4%	(2.92) pp.
(*): As a percentage of total sales of the system

Most important changes in the market

•         Changes in energy sales: Total energy sales in Chile (SIC + SING) as of June 30, 2013, were 31,345 GWh, representing a 3.1% growth compared to the first half of 2012 (30,416 GWh).

Market risk analysis

•         As of June 2013, the hydrological situation showed a 82.5% surplus probability of affluent energy, which places it as a dry year.

•         The average spot energy price for the first half of 2013 in the SIC was 171.6 US$/MWh, decreasing by 17.7% when compared to same period of last year (208.5 US$/MWh). In the SING, the average spot energy price for the first half of 2013 decreased by 18.5% to 91.0 US$/MWh (111.6 US$/MWh in the first half of 2012).

•         On July 1 , 2013, reservoir levels accumulated approximately 997 GWh of energy equivalent, showing a 63% decrease compared to July 1, 2012, (1,710 GWh less). With respect to the maximum energy storage, the system’s reservoirs level is in the range of 9%.

PRESS RELEASE 1H 2013

Investments

•        HidroAysén is among the projects that Endesa Chile is studying. The project consists in the construction of a hydroelectric complex of 2,750 MW, whose average generation would reach 18,430 GWh/year. Regarding the environmental qualification process of this project, we are still waiting for the environmental licensing procedure to be completed in the next few months, with the resolution of the Committee of Ministers on complaints to the Environmental Qualification Resolution. On the other hand, on September 30, 2012, the Government passed to the Congress the Bill that Regulates the Electric Highway ("Proyecto de Ley que regula la Carretera Eléctrica"), in order to give greater certainty and to ease obtaining permits for the development of transmission projects of public interest. This bill is currently in the Senate in his first legislative process. On the other hand, the legislative process related to the “Law for Electric Concessions” is expected to be concluded during the second half of 2013, which will ease the construction of transmission lines.

Colombia

Operating income from our operations in Colombia grew by 13.6% reaching Ch$ 179,047 million in the first half of 2013, mainly explained by 14.1% increase in operating revenues, equivalent to Ch$ 38,348 million. This was explained by a 10.6% rise in the average energy sales price in Chilean pesos due to a higher spot price, and a 3.2% growth in physical sales.

The aforementioned was partially offset by higher energy purchase costs of Ch$ 20,894 million due to an increased energy purchase price in the spot market, coupled with higher fuel costs of Ch$ 2,469 million owing to higher thermal generation (coal), both factors related to the worsening of hydro conditions recorded as of June 2013.

EBITDA, or gross operating income, in Colombia, increased by 11.4% when compared to the first half of 2012, reaching a total of Ch $ 197,737 million as of June 2013.

Table 12
	(Million Ch$)				(Thousand US$)
Colombia	1H 2013	1H 2012	Var 2013 - 2012	Chg %	1H 2013
Operating Revenues	310,347	271,998	38,348	14.1%	648,298
Procurements and Services	(96,850)	(78,060)	(18,790)	(24.1%)	(202,315)
Contribution Margin	213,496	193,939	19,558	10.1%	445,982
Other Costs	(15,759)	(16,454)	695	4.2%	(32,919)
Gross Operating Income (EBITDA)	197,737	177,484	20,253	11.4%	413,063
Depreciation and Amortization	(18,690)	(19,820)	1,130	5.7%	(39,043)
Operating Income	179,047	157,664	21,383	13.6%	374,020
EBITDA Margin	63.7%	65.3%
Operating Margin	57.7%	58.0%

Table 12.1
Colombia	1H 2013	1H 2012	Var 2013 - 2012	Chg %
GWh Produced	6,311	6,333	(21)	(0.3%)
GWh Sold	7,965	7,719	246	3.2%
Market Share *	18.5%	18.5%	0.04 pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was negative, resulting in a 4.6% decline in Chilean pesos in June 2013, when compared to June 2012.

PRESS RELEASE 1H 2013

Most important changes in the market

•         Accumulated demand for the first half 2013 was 29,894 GWh, which represents an increase of 2.7% compared to the same period of 2012 (29,117 GWh).

Market risk analysis

•         During the first half of 2013, the contributions of the SIN were 90% with respect to the historic average (normal-dry); those of Guavio were 93% (normal-dry), those of Betania were 75% (dry) and those of the power plants of the Bogotá River chain were 133% (humid). The level of the most representative reservoir for Endesa Chile (Guavio) was at 47% of its maximum capacity as of June 31, 2013, equivalent to 990 GWh (992 GWh below the level at the same date in 2012).

•         Spot price: The average monomic exchange price for the first half of 2013 was Col$ 170.9/kWh (approx. US$ 92.1/MWh), which represents a 123.5% increase when compared to the same period of 2012 (approx. US$ 41.2/MWh).

Investments

•         In Colombia, in the department of Huila, El Quimbo hydroelectric power plant of Emgesa is being constructed, with an installed capacity of 400 MW and with the obligation to supply energy of up to 1,650 GWh/year. The contract has a 20-year term, starting in December 2014. Project construction is in progress.

Peru

Operating income amounted to Ch$ 52,895 million as of June 2013, reflecting a slight increase of 0.9%. This was mostly the result of lower energy purchases costs of Ch$ 5,753 million due to a lower energy spot price, and lower fuel costs of Ch$ 5,577 million as a result of lower thermal generation related to the reduced availability of the Santa Rosa thermal units, coupled with lower other fixed operating expenses of Ch$1,019 million.

The latter was partially offset by a 7.8% decrease in revenues, equivalent to Ch$ 11,110 million, primarily explained by a 8.0% reduction in the physical energy sales due to the expiration of two contracts with regulated customers and a lower generation in the period.

EBITDA of the business in Peru amounted to Ch$ 71,770 million as of June 2013, remaining stable compared to the same previous period.

Table 13
	(Million Ch$)				(Thousand US$)
Peru	1H 2013	1H 2012	Var 2013 - 2012	Chg %	1H 2013
Operating Revenues	130,643	141,754	(11,110)	(7.8%)	272,907
Procurements and Services	(44,679)	(54,701)	10,022	18.3%	(93,332)
Contribution Margin	85,965	87,052	(1,088)	(1.2%)	179,575
Other Costs	(14,195)	(15,171)	976	6.4%	(29,653)
Gross Operating Income (EBITDA)	71,770	71,882	(112)	(0.2%)	149,923
Depreciation and Amortization	(18,874)	(19,451)	576	3.0%	(39,427)
Operating Income	52,895	52,431	464	0.9%	110,495
EBITDA Margin	54.9%	50.7%
Operating Margin	40.5%	37.0%

PRESS RELEASE 1H 2013

Table 13.1
Peru	1H 2013	1H 2012	Var 2013 - 2012	Chg %
GWh Produced	4,141	4,367	(227)	(5.2% )
GWh Sold	4,446	4,835	(389)	(8.0% )
Market Share *	25.3%	29.1%	(3.80) pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Peruvian sol to Chilean peso in both periods resulted in a 0.7% decline in Chilean pesos in June 2013, when compared to June 2012.

Most important changes in the market

•         Energy demand during the first half of 2013 was 17,605 GWh, representing a 5.7% increase compared to the same period in 2012 (16,655 GWh).

Market risk analysis

•         Hydrological risk: Edegel’s total volume stored in lakes and reservoirs as of June 30, 2013, was approximately 261 million m3, which represents 93.3% of total capacity (0.9% above the level at the same date in 2012). From April to June 2013, flows in the Rimac basin were 106% with respect to the historic average (normal). In this period, the Tulumayo river maintained flows that were 103% (normal) and the Tarma river were 118% (normal) compared to the historic average.

•         Spot price: The average price was US$ 33.6/MWh, which represents a 14.9% decrease regarding the first half of 2012 (US$ 39.5/MWh).

PRESS RELEASE 1H 2013

Brazil

Endesa Brasil

Operating Income amounted to Ch$ 227,206 million, 11.4% lower than the Ch$ 256,557 million reported in the same period of 2012.

Table 14
Endesa Brasil	(Million Ch$)				(Thousand US$)
	1H 2013	1H 2012	Var 2013 - 2012	Chg %	1H 2013
Sales	858,430	1,021,469	(163,039)	(16.0% )	1,793,215
Other operating income	76,836	75,894	942	1.2%	160,506
Total Revenues	935,266	1,097,363	(162,097)	(14.8% )	1,953,722
Procurements and Services	(528,840)	(642,182)	113,342	17.6%	(1,104,720)
Contribution Margin	406,426	455,181	(48,756)	(10.7%)	849,002
Other Costs	(120,697)	(128,624)	7,927	6.2%	(252,130)
Gross Operating Income (EBITDA)	285,729	326,558	(40,829)	(12.5%)	596,872
Depreciation and Amortization	(46,830)	(57,527)	10,697	18.6%	(97,825)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(11,693)	(12,474)	781	6.3%	(24,426)
Operating Income	227,206	256,557	(29,351)	(11.4%)	474,621
Net Financial Income	(3,417)	(48,486)	45,069	93.0%	(7,138)
Financial income	79,756	56,725	23,031	40.6%	166,606
Financial expenses	(82,344)	(103,012)	20,668	20.1%	(172,012)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	(829)	(2,199)	1,370	62.3%	(1,732)
Gains	2,092	2,641	(549)	(20.8% )	4,370
Losses	(2,921)	(4,840)	1,919	39.6%	(6,102)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	-	-	(100.0%)	-
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	-	-	-		-
Net Income before Taxes	223,789	208,070	15,718	7.6%	467,483
Income Tax	(51,151)	(46,874)	(4,277)	(9.1% )	(106,851)
NET INCOME	172,638	161,197	11,441	7.1%	360,632
Net Income Attributable to Owners of the Company	120,266	117,709	2,557	2.2%	251,229
Net Income Attributable to Minority Interest	52,372	43,488	8,884	20.4%	109,403

Generation

In Brazil, the operating income of our subsidiaries amounted to Ch$ 77,575 million, 11.6% lower than in same period of last year, when operating results amounted to Ch$ 87,717 million.

Cachoeira Dourada

The operating income of Cachoeira Dourada was Ch$ 40,152 million, 14.3% lower than in first half 2012. This is mainly explained by lower energy sales revenues of Ch$ 10,122 million, equivalent to 14.0% decrease. This was partially offset by decreases of 24.2% and 28.7% in transportation costs and other procurement and service cost respectively.

Physical sales showed a decrease of 15.4%, reaching 1,814 Gwh in the period.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was a 10.9% reduction in Chilean peso terms in June 2013 when compared to June 2012.

PRESS RELEASE 1H 2013

Table 15
Cachoeira	Million Ch$				Thousand US$
	1H 2013	1H 2012	Var 2013 - 2012	Chg %	1H 2013
Operating Revenues	62,070	72,195	(10,125)	(14.0% )	129,661
Procurements and Services	(15,854)	(18,969)	3,115	16.4%	(33,118)
Contribution Margin	46,216	53,226	(7,010)	(13.2%)	96,543
Other Costs	(3,058)	(3,137)	79	2.5%	(6,388)
Gross Operating Income (EBITDA)	43,159	50,089	(6,931)	(13.8%)	90,156
Depreciation and Amortization	(3,007)	(3,240)	233	7.2%	(6,281)
Reversal of impairment profit (impairment loss) recognized in profit	-	-
Operating Income	40,152	46,850	(6,698)	(14.3%)	83,875

Table 15.1
Cachoeira	1H 2013	1H 2012	Var 2013 - 2012	Chg %
GWh Produced	936	1,879	(943)	(50.2% )
GWh Sold	1,814	2,145	(331)	(15.4% )
Market Share *	0.8%	1.0%	(0.2) pp.
(*): As a percentage of total sales of the system

Fortaleza (CGTF)

The operating income of Endesa Fortaleza (CGTF) amounted to Ch$ 22,478 million, evidencing a 6.1% decrease as compared to the same period in previous year. This is mainly explained by increases in fuel purchases costs of Ch$ 11,032 million and in other procurement and service costs of Ch$ 8,720 million. This was  partially offset by an increase in operating revenues of Ch$ 19,474 million, due to a 29.6% increase in energy sales revenues.

Physical sales of the period reached 1,623 GWh, 16.0% higher than in the first half of 2012.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was a 10.9% reduction in Chilean peso terms in June 2013 when compared to June 2012.

Table 16
Fortaleza	Million Ch$				Thousand US $
	1H 2013	1H 2012	Var 2013 - 2012	Chg %	1H 2013
Operating Revenues	85,189	65,715	19,474	29.6%	177,955
Procurements and Services	(56,589)	(34,261)	(22,329)	(65.2%)	(118,212)
Contribution Margin	28,599	31,454	(2,855)	(9.1%)	59,743
Other Costs	(3,041)	(3,945)	904	22.9%	(6,352)
Gross Operating Income (EBITDA)	25,559	27,510	(1,951)	(7.1%)	53,391
Depreciation and Amortization	(3,080)	(3,583)	503	14.0%	(6,435)
Operating Income	22,478	23,926	(1,448)	(6.1%)	46,956
Figures may differ from those accounted under Brazilian GAAP.

Table 16.1
Fortaleza	1H 2013	1H 2012	Var 2013 - 2012	Chg %
GWh Produced	1,280	482	798	165.5%
GWh Sold	1,623	1,398	224	16.0%
Market Share *	0.7%	0.6%	0.1 pp.
(*): As a percentage of total sales of the system

PRESS RELEASE 1H 2013

Transmission

CIEN

Our transmission subsidiary, CIEN, showed a decrease in operating income of Ch$ 2,198 million, reaching Ch$ 16,472 million . This is explained by a decrease of 9.3% in sales revenues, partially offset by decreases of 16.3% and 7.9% in energy purchases costs and other procurement and service costs respectively.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was a 10.9% reduction in Chilean peso terms in June 2013 when compared to June 2012.

Table 17
Cien (*)	Million Ch$				Thousand US$
	1H 2013	1H 2012	Var 2013 - 2012	Chg %	1H 2013
Operating Revenues	34,131	37,644	(3,513)	(9.3% )	71,298
Procurements and Services	(6,519)	(7,368)	849	11.5%	(13,618)
Contribution Margin	27,612	30,277	(2,664)	(8.8%)	57,680
Other Costs	(4,160)	(4,228)	68	1.6%	(8,689)
Gross Operating Income (EBITDA)	23,452	26,049	(2,596)	(10.0%)	48,991
Depreciation and Amortization	(6,980)	(7,379)	399	5.4%	(14,582)
Reversal of impairment profit (impairment loss) recognized in profit or loss	-	-	-		-
Operating Income	16,472	18,670	(2,198)	(11.8%)	34,409
Figures may differ from those accounted under Brazilian GAAP.
(*) Cien includes CTM and TESA

Distribution

In Brazil, the operating income of our distribution subsidiaries amounted to Ch$ 150,367 million, which is 11.6% lower than that obtained in the first half of 2012.

Ampla

Ampla’s operating income amounted to Ch$ 104,041 million, which compared to same period in previous year represents an increase of 20.4%.  This is due to a decrease in procurement and services costs of Ch$ 95,376 million, explained by Ch$ 52,903 million lower other procurement and services costs and a Ch$ 40,462 million reduction in energy purchases cost. This was partially offset by lower operating revenues of Ch$86,570 million, mainly due to lower energy sales revenues of Ch$ 73,513 million.

Physical sales grew by 2.8%, reaching 5,538 GWh. Energy losses increased by 0.4 p.p., from 19.5% to 19.9%.  The number of Ampla’s customers increased by 88 thousand, reaching almost 2.8 million customers.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was a 10.9% reduction in Chilean peso terms in June 2013 when compared to June 2012.

PRESS RELEASE 1H 2013

Table 18
Ampla		Million Ch$			Thousand US$
	1H 2013	1H 2012	Var 2013 - 2012	Chg %	1H 2013
Operating Revenues	473,152	559,722	(86,570)	(15.5% )	988,389
Procurements and Services	(278,942)	(374,319)	95,376	25.5%	(582,696)
Contribution Margin	194,209	185,403	8,806	4.7%	405,693
Other Costs	(61,174)	(63,746)	2,572	4.0%	(127,789)
Gross Operating Income (EBITDA)	133,035	121,657	11,378	9.4%	277,904
Depreciation and Amortization	(19,610)	(26,440)	6,830	25.8%	(40,965)
Reversal of impairment profit (impairment loss) recognized in profit	(9,384)	(8,812)	(572)	(6.5% )	(19,603)
Operating Income	104,041	86,406	17,635	20.4%	217,337
Figures may differ from those accounted under Brazilian GAAP.

Table 18.1
Ampla	1H 2013	1H 2012	Var 2012-2013	Chg%
Customers (Th)	2,752	2,665	88	3.3%
GWh Sold	5,538	5,386	152	2.8%
Clients/Employee	2,417	2,239	177	7.9%
Energy Losses %	19.9%	19.5%	0.4 pp.

Coelce

Coelce’s operating income decreased by 44.6% reaching Ch$ 46,325 million. This  performance is mostly due to a Ch$ 82,840 million decrease in  operating revenues, mainly due to lower energy sales revenues of Ch$ 79,981 million. This was partially offset by a Ch$ 31,387 million reduction in other procurement and services costs.

Physical sales amounted to 5,189 GWh, a 9.2% higher than in the first half of 2012.  Energy losses increased by 0.3 p.p. up to 12.5%. Coelce’s number of customers expanded by 137 thousand, reaching more than 3.4 million customers.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was a 10.9% reduction in Chilean peso terms in June 2013 when compared to June 2012.

Table 19
Coelce		Million Ch$			Thousand US$
	1H 2013	1H 2012	Var 2013 - 2012	Chg %	1H 2013
Operating Revenues	338,329	421,170	(82,840)	(19.7%)	706,752
Procurements and Services	(230,235)	(267,752)	37,517	14.0%	(480,948)
Contribution Margin	108,094	153,418	(45,323)	(29.5%)	225,804
Other Costs	(45,438)	(49,391)	3,952	8.0%	(94,918)
Gross Operating Income (EBITDA)	62,656	104,027	(41,371)	(39.8%)	130,886
Depreciation and Amortization	(14,022)	(16,713)	2,691	16.1%	(29,291)
Reversal of impairment profit (impairment loss) recognized in profit	(2,309)	(3,662)	1,353	37.0%	(4,823)
Operating Income	46,325	83,652	(37,327)	(44.6%)	96,771
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Coelce	1H 2013	1H 2012	Var 2012-2013	Chg%
Customers (Th)	3,427	3,291	137	4.1%
GWh Sold	5,189	4,753	436	9.2%
Clients/Employee	2,676	2,524	152	6.0%
Energy Losses %	12.5%	12.2%	0.3 pp.

PRESS RELEASE 1H 2013

Main Risks associated to the activities of Endesa Chile

Endesa Chile is exposed to certain risks that are managed by applying identification, measurement, dispersion and supervision systems.

The following are the most important of the Company’s basic principles:

➢    Comply with the rules of good corporate governance.

➢    Comply strictly with all Endesa Chile’s regulations.

➢    The Group’s risk committee is the organism responsible for defining, approving and updating the basic principles for motivating actions relating to risk.

➢    Risk governance is organized operationally through the functions of risk control and risk management, each independent of the other.

➢    Each business and corporate area defines:

                                  I.            The markets and products in which they can operate based on their knowledge and sufficient abilities to ensure an effective risk management.

                                II.             Criteria about counterparties.

                              III.              Authorized operators.

➢    Businesses and corporate areas established for each market in which they operate, their exposure to risk in line with the defined strategy.

➢    The limits of the businesses are ratified by the Group’s risks committee.

➢    All business operations and corporate areas are carried out within the limits approved by the corresponding internal entities.

➢    The businesses, corporate areas, lines of business and companies establish the necessary risk-management controls for ensuring that transactions on the markets are carried out in accordance with the policies, regulations and procedures of Endesa Chile.

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a fixed interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to balance the debt structure in order to minimize the cost of the debt with a reduced volatility in the statement of results. Consistent with current interest rate hedging policy, the portion of fixed and/or hedged debt rate to the total net debt was 68% as of June 2013 on a consolidated basis.

Depending on the Endesa Chile’s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate this risk. The instruments currently used for following this policy are interest-rate swaps that convert variable into fixed rates.

The financial debt structure of the Endesa Chile Group, by fixed, hedged and variable interest rates, using derivative contracts, is as follows:

	Jun-13	Dec-12
Fixed Interest Rate	68%	74%
Variable Interest Rate	32%	26%
Total	100%	100%

PRESS RELEASE 1H 2013

Exchange Rate Risk

The exchange rate risk is mainly related to the following transactions: foreign currency debts contracted by Endesa Chile’s subsidiaries and affiliate companies, payments made on international markets for the acquisition of projects related materials, revenues directly linked to the evolution of the dollar, and cash flows from subsidiaries to headquarters in Chile.

In order to mitigate exchange rate risks, Endesa Chile’s exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to the dollar and the asset and liability levels in such currency. The objective is to minimize the exposure of cash flows to the risk of exchange-rate fluctuations. Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Commodities Risk

Endesa Chile is exposed to the price fluctuation risk of some commodities, basically fuel purchases for the electricity generation and energy trading transactions in the local markets.

In order to reduce risks of extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with the firm energy capacity of its generating power plants in a dry condition, and includes risk mitigation clauses in some contracts with unregulated customers.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the company is constantly checking the appropriateness of taking hedges to mitigate the impacts of these price changes in results. As of June 30, 2013, there are no existing commodity derivatives. As of December 31, 2012, there were swaps for 462,000 barrels of Brent for January 2013 and 365,000 tons of coal for the period from February to June 2013 outstanding (as of January 1, 2012, there were no existing hedging instruments).

According to the operating conditions that are constantly updated, these coverages can be modified, or include other commodities (see Note 18.3.a of the Financial Statements).

Liquidity Risk

Endesa Chile’s liquidity policy consists on contracting committed long term credit facilities and short term financial investments, for the amounts needed to support future estimated needs for a period defined based on the situation and the expectations of debt and capital markets.

The above projected needs include the maturities of net financial debt, i.e. after financial derivatives. For further detail with respect to the characteristics and conditions of financial debt and financial derivatives, see Notes 16 and 18 and appendix 4 of the Financial Statements, respectively.

As of June 30, 2013, Endesa Chile’s liquidity (cash and cash equivalents) was Ch$ 160,050 million, and Ch$ 149,005 million in long term uncommitted credit facilities. As of December 31, 2012, the company’s liquidity was Ch$ 235,678 million in cash and cash equivalents and Ch$ 193,708 million in long term committed credit facilities (Ch$ 389,768 million and Ch$ 199,292 million respectively as of January 1, 2012).

PRESS RELEASE 1H 2013

Credit Risk

•         Commercial account receivables

The credit risk on accounts receivable from commercial activities, has been historically very low because the short term in which customers have to pay limits the accumulation of very significant individual amounts.

In some countries it is possible to cut off the power supply in the event of non-payment, and almost all the contracts state that payment default is a cause for termination of the contract. The credit risk is therefore monitored constantly and the maximum amounts exposed to payment risk, which as stated above are limited and measured.

•         Financial assets

Investments of cash surpluses are made with first-class national and foreign financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, we considered those having investment grade ratings from among the 3 principal international credit-rating agencies (Moody’s, S&P and Fitch).

Placements are backed with treasury bonds of the countries where we operate and/or paper issued by top-line banks, giving priority to the former since they offer higher returns (always based on current placement policies).

The contracting of derivatives is carried out with highly-solvent entities, so that all transactions are made with investment grade entities.

Risk Measurement

Endesa Chile assess the Value at Risk of its positions in debt and financial derivatives in order to ensure that the risk assumed by the Company remains consistent with the risk exposure defined by the management, thus controlling volatility in the statement of results.

The positions portfolio included for the calculations of the present Value at Risk comprises debt and financial derivatives.

The Value at Risk calculated represents the possible loss of value of the portfolio of positions described above in the term of one day with 95% confidence. For this, a study has been made of the volatility of the risk variables that affect the value of the portfolio of positions, including:

➢  US dollar Libor interest rate.

➢  In case of debt, considering the different currencies in which our companies operate, the usual local banking-practice indices.

➢  The exchange rates of the different currencies implied in the calculation.

The calculation of Value at Risk is based on the generation of possible future scenarios (at one day) of market values (both spot and at term) of the risk variables, using the Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the matrix of volatilities and correlations has been applied between the different risks variables calculated based on the historic logarithmic returns of the price.

PRESS RELEASE 1H 2013

Once the price scenarios are generated, the fair value of the portfolio is calculated for each of the scenarios, obtaining a range of possible values at one day. The Value at Risk at one day with 95% confidence is calculated as the percentile of 5% of the possible increases in fair value of the portfolio in one day.

The valuation of the different debt and financial derivative positions included in the calculation has been made consistently with the calculation methodology of the economic capital reported to the management.

Taking into account the above-described hypotheses, the Value at Risk of the above-mentioned positions, shown by type of position, is shown in the following table:

Financial Position (Th Ch$)	Jun-13	Dec-12
Interest Rate	12,322,943	7,882,191
Exchange Rate	1,922,038	1,517,921
Correlation	(2,586,137)	(2,552,715)
Total	11,658,844	6,847,397

The value-at-risk positions have evolved during the first half of 2013 and year 2012 as a function of the start/maturity of the operations over each period.

Other Risks

Part of Endesa Chile’s debt is subject to cross default provisions. If certain defaults in debt are not remedied within specified grace periods, a cross default could affect Endesa Chile. Additionally, under certain scenarios, debts at the holding company level could be accelerated.

Non-payment, after any applicable grace period, of Endesa Chile debts, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could lead to the prepayment of the syndicated loan. In addition, this loan contains provisions under which certain events other than non-payment, in the company, such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars, and expropriation of assets, among others, could cause the declaration of acceleration of this credit.

On the other hand, non-payment, after any applicable grace period, for any debt of Endesa Chile and its Chilean subsidiaries, with a principal amount exceeding US$ 30 million could lead to a mandatory prepayment of its Yankee Bonds.

Finally, in the case of the local bonds and credit facilities of Endesa Chile, the prepayment of this debt is triggered only by the Issuer default.

There are no loan-agreement clauses by which changes in the corporate or debt rating of these companies by the credit-rating agencies produces the obligation to prepay debt. Nevertheless, a variation in the local risk rating by the agencies Feller Rate Clasificadora de Riesgo, Fitch Ratings Chile, Humphreys Clasificadora de Riesgo or ICR Clasificadora de Riesgo can produce a change in the applicable margin to determine the interest rate in the local credit facilities subscribed in 2013.

PRESS RELEASE 1H 2013

Sustainability and the Environment

2012 Endesa Chile’s Sustainability Report was prepared in accordance with international guidelines established by the Global Reporting Initiative (GRI), using the guide for preparation of Sustainability Reports in its third version (GRI-G3.1) and incorporating the indicators in the electricity sector supplement. This report was submitted to external verification by the auditing firm KPMG, and obtained the maximum qualification for its level of application from the GRI, i.e. A+. This document was based on the corporate sustainability policy, which is in line with the universal principles promoted by the Global Compact of the United Nations. 2012 Endesa Chile’s Sustainability Report, as well as the Annual Report, was distributed at the Shareholders’ Annual General Meeting held on April 15, 2013, which is also available at the Company’s website.

Professionals from National Forest Corporation  (CONAF) and “Servicio Agrícola y Ganadero (SAG)” made an inspection to the current status of the sentinels parcels of TalTal thermal plant at the end of May 2013, verifying the compliance of the commitments arised from Resolution No. 0162/2011. During the inspection, there were no observations related to the monitoring nor the parcels status.

On June 25, 2013, the Environmental Superintendence (SMA) made a control to the Quintero thermal plant, reviewing the accomplishment of the Environmental Qualification Resolution (RSA). The authority did not found any significant deviation.

At El Toro hydro plant, Endesa Chile authorized the National Forest Corporation (CONAF) to install a sentinel parcel for monitoring 500m2 of native forest at the valves cave sector of the power plant. This action is part of the project´s forest monitoring executed by CONAF, in order to obtain and analyze information on growth, biomass and carbon present in different forests in Chile.

In June 2013, Enersis Group made his registration in the Technical Committees of the “Instituto Nacional de Normalización, INN” (National Normalization Institute) for discussion of the ISO 14,064 Chilean Standard Greenhouse Gas Project.

PRESS RELEASE 1H 2013

Book Value and Economic Value of Assets

The following can be mentioned with respect to the most important assets:

The property, plant and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation and impairment losses suffered. Properties, plant and equipment, net of their residual value if any, are depreciated on a straight-line basis distributing the cost of the different components over their estimated useful lives, which represent the period during which the companies expect to use them. The estimated useful lives are revised periodically.

The goodwill (on investments or trade funds) generated in the consolidation represents the premium over the cost of acquisition regarding the Group’s participation in the fair value of the assets and liabilities, including identifiable contingent liabilities of a subsidiary on the date of acquisition. The goodwill bought is not amortized but, at the end of each accounting period, an estimate is made as to whether any impairment has occurred that might reduce its recoverable value to an amount below the recorded net cost, in which case an adjustment is made for impairment (see Note 3.b of the Financial Statements).

Throughout the fiscal period, and fundamentally at the closing, an evaluation is made to ensure that there is no indication that any asset might have suffered a loss for impairment. Should such indication be noted, an estimate is made of the recoverable value of such asset to determine the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, the recoverability is estimated of the cash generating unit to which the asset belongs, this being understood to be the smallest identifiable group of assets that generate independent cash inflows.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to the financial information reporting standards whose criteria are set out in Note 3 of the Financial Statements.

PRESS RELEASE 1H 2013

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including other costs) and operating income of every Endesa Chile’s subsidiary, as of June 2012 and 2013 is detailed below:

Table 20
	1H 2013			1H 2012
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Costanera	133,089	(134,866)	(1,777)	157,992	(169,482)	(11,490)
Chocón	16,821	(11,570)	5,251	24,538	(11,942)	12,596
Investment Vehicles in Argentina	(68)	(206)	(274)	(81)	(61)	(142)
Edegel	130,643	(77,687)	52,956	141,754	(89,239)	52,515
Investment Vehicles in Peru	-	(61)	(61)	(0)	(84)	(84)
Emgesa	310,338	(131,329)	179,009	272,012	(114,355)	157,657
Investment Vehicles in Colombia	9	30	39	(13)	20	7
Consolidation Foreign Subsidiaries Adjustments	(237)	237	-	(319)	319	-
Endesa Chile and Chilean subsidiaries	425,201	(371,766)	53,436	531,614	(483,801)	47,813
Total Consolidation	1,015,797	(727,218)	288,578	1,127,497	(868,626)	258,871

Table 20.1
	1H 2013
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Costanera	278,017	(281,729)	(3,712)
Chocón	35,138	(24,169)	10,969
Investment Vehicles in Argentina	-	(572)	(572)
Edegel	272,907	(162,285)	110,623
Investment Vehicles in Peru	-	(127)	(127)
Emgesa	648,279	(274,340)	373,939
Investment Vehicles in Colombia	18	62	81
Consolidation Foreign Subsidiaries Adjustments	(495)	495	-
Endesa Chile and Chilean subsidiaries	888,223	(776,599)	111,624
Total Consolidation	2,121,946	(1,519,120)	602,825

Consolidation adjustments of foreign subsidiaries correspond to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pehuenche, San Isidro, Celta, and Endesa Eco.

PRESS RELEASE 1H 2013

MAIN PHYSICAL FIGURES OF CHILEAN COMPANIES

Table 21
1H 2013 (GWh)	Endesa and Non- Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
Total generation	7,742.5	880.2	8,622.7	486.1	9,108.8
Hydro generation	3,018.4	880.2	3,898.7	-	3,898.7
Thermo generation	4,653.6	-	4,653.6	486.1	5,139.7
Wind generation	70.5	-	70.5	-	70.5
Purchases	3,221.8	274.1	411.1	23.6	434.7
Purchases to related companies	3,084.8	-	3,084.8	-	3,084.8
Purchases to other generators	8.2	-	8.2	-	8.2
Purchases at spot	128.8	274.1	402.9	23.6	426.6
Transmission losses, pump and other consumption	-	-	-	-	-
Total electricity sales	10,944.3	1,171.8	9,030.6	512.1	9,542.7
Sales at regulated prices	7,254.3	-	7,254.3	-	7,254.3
Sales at unregulated prices	1,548.0	134.8	1,682.8	450.0	2,132.8
Sales at spot marginal cost	57.4	36.1	93.5	62.2	155.7
Sales to related companies generators	2,084.6	1,000.9	3,085.5	-	3,085.5
TOTAL SALES OF THE SYSTEM	23,776.2	23,776.2	23,776.2	7,569.1	31,345.3
Market Share on total sales (%)	37.3%	0.7%	38.0%	6.8%	30.4%

1H 2012 (GWh)	Endesa and Non- Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
Total generation	7,583.5	1,123.2	8,706.7	323.1	9,029.8
Hydro generation	3,919.1	1,123.2	5,042.3	-	5,042.3
Thermo generation	3,595.4	-	3,595.4	323.1	3,918.6
Wind generation	68.9	-	68.9	-	68.9
Purchases	3,949.2	149.3	981.9	145.2	1,127.1
Purchases to related companies	3,116.5	-	3,116.5	-	3,116.5
Purchases to other generators	9.6	-	9.6	-	9.6
Purchases at spot	823.1	149.3	972.4	145.2	1,117.5
Transmission losses, pump and other consumption	278.1	4.2	282.3	4.6	287.0
Total electricity sales	11,494.1	1,306.2	9,683.7	473.2	10,156.9
Sales at regulated prices	6,937.7	-	6,937.7	-	6,937.7
Sales at unregulated prices	2,356.0	157.6	2,513.5	464.6	2,978.1
Sales at spot marginal cost	82.0	150.4	232.4	8.7	241.1
Sales to related companies generators	2,118.4	998.2	3,116.6	-	3,116.6
TOTAL SALES OF THE SYSTEM	23,130.5	23,130.5	23,130.5	7,308.0	30,438.5
Market Share on total sales (%)	40.5%	1.3%	41.9%	6.5%	33.4%
(*) Subsidiaries Non Registred in the Superintendency of Securities and Insurance.

PRESS RELEASE 1H 2013

MAIN PHYSICAL FIGURES OF CONSOLIDATED COMPANIES

Table 22
1H 2013 (GWh)	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
Total generation	3,643.9	836.6	4,480.6	9,108.8	6,311.4	4,140.6	14,932.6	24,041.4
Hydro generation	-	836.6	836.6	3,898.7	5,759.8	2,394.3	8,990.8	12,889.5
Thermo generation	3,643.9	-	3,643.9	5,139.7	551.5	1,746.3	5,941.7	11,081.4
Wind generation	-	-	-	70.5	-	-	-	70.5
Purchases	253.7	548.9	802.6	434.7	1,653.5	305.7	2,761.8	3,196.6
Purchases to related companies	-	-	-	3,084.8	-	-	-	3,084.8
Purchases to other generators	-	-	-	8.2	61.8	-	61.8	69.9
Purchases at spot	253.7	548.9	802.6	426.6	1,591.8	305.7	2,700.1	3,126.6
Transmission losses, pump and other consumption	(0.0)	-	(0.0)	-	-	-	(0.0)	(0.0)
Total electricity sales	3,897.6	1,385.5	5,283.2	9,542.7	7,964.9	4,446.3	17,694.4	27,237.1
Sales at regulated prices	-	-	-	7,254.3	3,981.9	2,387.7	6,369.5	13,623.8
Sales at unregulated prices	403.5	611.1	1,014.6	2,132.8	1,522.4	1,605.3	4,142.3	6,275.1
Sales at spot marginal cost	3,494.1	774.5	4,268.6	155.7	2,460.7	453.3	7,182.6	7,338.2
Sales to related companies generators	-	-	-	3,085.5	-	-	-	3,085.5
TOTAL SALES OF THE SYSTEM	60,580.2	60,580.2	60,580.2	31,345.3	42,942.0	17,604.8	121,127.0	152,472.3
Market Share on total sales (%)	6.4%	2.3%	8.7%	30.4%	18.5%	25.3%	14.6%	17.9%

1H 2012 (GWh)	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
Total generation	4,424.4	1,295.3	5,719.6	9,029.8	6,332.8	4,367.3	16,419.7	25,449.5
Hydro generation	-	1,295.3	1,295.3	5,042.3	6,125.0	2,418.1	9,838.4	14,880.7
Thermo generation	4,424.4	-	4,424.4	3,918.6	207.8	1,949.1	6,581.3	10,499.8
Wind generation	-	-	-	68.9	-	-	-	68.9
Purchases	112.4	202.3	314.7	1,127.1	1,386.2	468.2	2,169.2	3,296.3
Purchases to related companies	-	-	-	3,116.5	-	-	-	3,116.5
Purchases to other generators	-	-	-	9.6	87.5	-	87.5	97.1
Purchases at spot	112.4	202.3	314.7	1,117.5	1,298.7	468.2	2,081.6	3,199.2
Transmission losses, pump and other consumption	38.0	-	38.0	287.0	63.6	95.3	196.9	483.9
Total electricity sales	4,536.7	1,497.6	6,034.4	10,156.9	7,719.0	4,835.5	18,588.8	28,745.8
Sales at regulated prices	-	-	-	6,937.7	4,158.6	3,124.7	7,283.2	14,221.0
Sales at unregulated prices	400.0	646.9	1,046.8	2,978.1	1,495.2	1,406.2	3,948.2	6,926.3
Sales at spot marginal cost	4,136.8	850.7	4,987.5	241.1	2,065.3	304.6	7,357.4	7,598.5
Sales to related companies generators	-	-	-	3,116.6	-	-	-	3,116.6
TOTAL SALES OF THE SYSTEM	60,020.6	60,020.6	60,020.6	30,438.5	41,701.6	16,641.0	118,363.2	148,801.7
Market Share on total sales (%)	7.6%	2.5%	10.1%	33.4%	18.5%	29.1%	15.7%	19.3%

PRESS RELEASE 1H 2013

MAIN PHYSICAL FIGURES OF NON-CONSOLIDATED BRAZILIAN COMPANIES

Table 22.1
1H 2013 (GWh)	Cachoeira	Fortaleza	Tot. Brazil
Total generation	936.0	1,279.5	2,215.6
Hydro generation	936.0	-	936.0
Thermo generation	-	1,279.5	1,279.5
Wind generation	-	-	-
Purchases	878.3	343.0	1,221.3
Purchases to related companies	-	-	-
Purchases to other generators	91.3	343.0	434.3
Purchases at spot	787.0	-	787.0
Transmission losses, pump and other consumption	-	-	-
Total electricity sales	1,814.3	1,622.5	3,436.9
Sales at regulated prices	558.4	1,333.6	1,892.0
Sales at unregulated prices	1,178.3	-	1,178.3
Sales at spot marginal cost	77.7	288.9	366.6
Sales to related companies generators	-	-	-
TOTAL SALES OF THE SYSTEM	228,643.0	228,643.0	228,643.0
Market Share on total sales (%)	0.8%	0.7%	1.5%

1H 2012 (GWh)	Cachoeira	Fortaleza	Tot. Brazil
Total generation	1,879.2	481.9	2,361.1
Hydro generation	1,879.2	-	1,879.2
Thermo generation	-	481.9	481.9
Wind generation	-	-	-
Purchases	266.1	916.6	1,182.7
Purchases to related companies	-	-	-
Purchases to other generators	165.8	358.3	524.1
Purchases at spot	100.3	558.3	658.5
Transmission losses, pump and other consumption	0.9	8.8	9.7
Total electricity sales	2,145.3	1,398.5	3,543.8
Sales at regulated prices	560.9	1,337.7	1,898.5
Sales at unregulated prices	1,179.4	-	1,179.4
Sales at spot marginal cost	405.1	60.8	465.9
Sales to related companies generators	-	-	-
TOTAL SALES OF THE SYSTEM	220,042.6	220,042.6	220,042.6
Market Share on total sales (%)	1.0%	0.6%	1.6%

PRESS RELEASE 1H 2013

Market Information

Equity Market

New York Stock Exchange (NYSE)

The chart below shows the performance of Endesa Chile’s American Depositary Share (“EOC”), compared to the Dow Jones Industrials and the Dow Jones Utilities indexes for the last 12 months, as well as the daily average trading volume, both in NYSE.

ADS return for the period in US$: -14.2%

Source: Bloomberg

Santiago Stock Exchange (BCS) - Chile

The charts below shows the performance of Endesa Chile’s Chilean stock price over the last 12 months compared to the Chilean Selective Share Price Index (IPSA), as well as the daily average aggregate trading volume in the Santiago and Chilean Electronic Stock Exchanges.

PRESS RELEASE 1H 2013

Chilean stock price return for the period in Chilean pesos: -11.5%

Source: Bloomberg

Madrid Stock Exchange (Latibex) - Spain

The chart below shows Endesa Chile’s share price (“XEOC”) over the last twelve months compared to the local Stock Index (IBEX), as well as the average daily trading volume in the Latibex.

Return for the period: -19.9%

PRESS RELEASE 1H 2013

Source: Bloomberg

Note: Since May 2011 onwards, the Madrid Stock Exchange modified the terms of transactions’ relations for companies listed in Latibex, changing the former contract per unit of Endesa Chile using a 30:1 ratio, to a 1:1 ratio. Therefore, each share traded in that exchange became equivalent to one common share traded in its domestic market. The charts above consider price evolution and sales volume according to the new standard.

Debt Market

Yankee Bonds Price Evolution

The following chart shows the pricing of our five Yankee Bonds over the last twelve months compared to the iShares iBoxx Investment Grade Corporate Bond Fund Index:

Source: Bloomberg

(*) IShares Iboxx Investment Grade Corporate Bonds Fund Index is an exchange traded fund incorporated in the United States. The Index measures the performance of certain investment grade corporate bonds.

PRESS RELEASE 1H 2013

Ownership of the Company

Total Shareholders: 17,352

Conference Call Invitation

Endesa Chile is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Thursday, July 25, 2013, 10:00 AM Eastern Time (10:00 AM Chilean Time). There will be a question and answer session following management's comments. Representing Endesa Chile will be Mr. Fernando Gardeweg, Chief Financial Officer, and the Investor Relations Team.

To participate, please dial +1-857-244-7309 (International)  or +1-877-703-6110 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 85083200.

To access the phone replay, please dial +1-617-801-6888 (International)  or +1-888-286-8010  (toll free USA), Passcode ID: 90279469.

You can also access to the conference call replay through our Investor Relations website at http://www.endesa.cl.

PRESS RELEASE 1H 2013

Contact Information

For further information, please contact us:

Susana Rey

Investor Relations Director

susana.rey@endesa.cl

(56-2) 2630 9606

Catalina González Head of Investor Relations cbgs@endesa.cl (56-2) 2630 9603	Guillermo Berguecio Investor Relations Associate gabb@endesa.cl (56-2) 2630 9506

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: July 25, 2013